

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2011

Via E-mail
Paul McFeeters
Chief Financial Officer
Open Text Corporation
275 Frank Tompa Drive
Waterloo, Ontario, Canada

> **Re:** **Open Text Corporation**
> **Form 10-K for Fiscal Year Ended June 30, 2011**
> **Filed August 15, 2011**
> **Forms 8-K filed October 26, 2011 and August 10, 2011**
> **File No. 000-27544**

Dear Mr. Feeters:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Fiscal 2011 Compared to Fiscal 2010

Provision for (recovery of) income taxes, page 34

1. Tell us your consideration to provide disclosures that explain in greater detail the impact on your effective income tax rates and obligations of having proportionally higher earnings in countries where the statutory tax rates differ from that of the Canadian statutory rate, including which foreign jurisdictions had a more significant impact on

your effective tax rate for each period presented. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. In addition, with view to enhanced disclosures in future filings, please explain further the reasons for the reorganization of your international subsidiaries and how such changes have or will impact your effective tax rate. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.

Liquidity and Capital Resources, page 35

2.   We note a substantial amount of your revenue is generated from foreign subsidiaries. We also note that your cash and cash equivalents appear to be held in major banks in the countries in which you operate. Tell us your consideration to disclose the amount of cash and cash equivalents that are currently held by your foreign subsidiaries and the amounts, if any, that are subject to restriction from and/or additional taxes upon repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960.

3.   We note you state that your cash and cash equivalents, as well as available credit facilities and committed loan facilities, will be sufficient to fund your anticipated cash requirements for working capital, contractual commitments, and capital expenditures for the "foreseeable future." Please confirm, if true, and revise in the future to indicate whether the company's cash resources will be sufficient to meet your operating needs for the next 12 months. We refer you to FRC 501.03(a).

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies

Litigation, page 107

4.   You disclose that you review the status of each significant claim or legal proceeding and if the potential loss from such matters is considered probable and the amount can be reasonably estimated, you accrue for the estimated loss. Please tell us your consideration of expanding this disclosure in future filings to discuss your assessment of reasonably possible losses. Also, specific to the legal matters referenced on page 140, please tell us if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Note 13 – Income Taxes, page 121

5.   Please tell us the amount, if any, of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that are essentially permanent in duration and the related undistributed earnings, as well as your consideration for disclosing such amounts pursuant to ASC 740-30-50.

Forms 8-K Filed October 26, 2011 and August 10, 2011

6.   Your disclosure of the "Non GAAP-based Adjusted Operating Margin and Adjusted Net income" appears to be a form of a non-GAAP income statement. We believe this disclosure conveys undue prominence to a statement based on non-GAAP information. Please tell us how you considered Question 102.10 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. In this regard, tell us your consideration to remove this disclosure and instead continue to present only the individual reconciliations for non-GAAP based adjusted operating margin and non-GAAP based adjusted net income pursuant to Item 10(e)(1)(i) of Regulation S-K that you currently provide.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief